SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )
Baron Energy, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
06828L 20 9
(CUSIP Number)
David M. Rosenberg
1630 Ringling Boulevard
Sarasota, Florida 34236
(941) 953-4482
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 6, 2009
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following page(s))

CUSIP No.	06828L 209	Schedule 13D	Page	2	of	5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Phoenix Capital Opportunity Fund, LP 20-0945251

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

(See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		(See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		(See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,780,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

(10.84%)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*	As of May 29, 2009, according to the transfer agent for the Company, there were 44,100,000 shares of the Common Stock of the Issuer outstanding following the completion of the acquisition by the issuer of TMG Partners, LLC.

CUSIP No.	06828L 209	Schedule 13D	Page	3	of	5

Item 1. Security and Issuer
     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Baron Energy, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 3753 Howard Hughes Parkway, Suite 135, Las Vegas, Nevada 89169.
Item 2. Identity and Background
(a)	This statement is being filed by Phoenix Capital Opportunity Fund, LP, a Delaware limited partnership (the “Fund”).

(b)	The principal address for the Fund is 1630 Ringling Boulevard, Sarasota, FL 34236. The principal business of the Fund is to purchase, hold, and sell securities of a limited number of companies. The General Partner of the Fund is PCOF Partners LLC, a Delaware limited liability company. PCOF Partners LLC serves as the General Partner of the Fund (the “General Partner”), and is located at 1630 Ringling Boulevard, Sarasota, Florida 34236. The Managing Directors of the General Partner are David M. Rosenberg, 1630 Ringling Boulevard, Sarasota, Florida 34236 and Roger Tichenor, 1630 Ringling Boulevard, Sarasota, Florida 34236.

(c)	The principal occupation of Mr. Rosenberg is Managing Director of PCOF Partners LLC, 1630 Ringling Boulevard, Sarasota, Florida 34236.

The principal occupation of Mr. Tichenor is Managing Director of PCOF Partners LLC, 1630 Ringling Boulevard, Sarasota, Florida 34236.

(d)	During the last five (5) years, none of the Fund, the General Partner, Mr. Rosenberg or Mr. Tichenor has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, none of the Fund, the General Partner, Mr. Rosenberg or Mr. Tichenor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Messrs. Rosenberg and Tichenor are United States citizens.

CUSIP No.	06828L 209	Schedule 13D	Page	4	of	5
Item 3. Source and Amount of Funds
     The Fund originally obtained its membership interest in TMG Partners, LLC, a Nevada limited liability company (“TMG”) in return for an investment of $50,000. These funds were paid from the investment capital in the Fund. On April 6, 2009, the Company entered into a Share Acquisition Agreement with TMG and the holders of a majority of the membership interests of TMG (the “Acquisition Agreement”), including the Fund. The Fund received its 4,780,000 shares of Common Stock of the Company in exchange for its membership interest in TMG pursuant to the Acquisition Agreement. Messrs Rosenberg and Tichenor each received 975,000 shares of Common Stock of the Company in exchange for their membership interests in TMG pursuant to the Acquisition Agreement, but they disclaim any membership as part of a group.
Item 4. Purpose of the Transaction
     The Fund acquired the Shares (as defined in Item 5) for investment purposes. The Fund does not have any present intention to seek control of the Company. However, the Fund may make additional purchases of Common Stock or determine to dispose of some or all of its holdings of Common Stock. Decisions about future purchases or sales will depend upon the Fund’s evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Fund, general economic conditions, market conditions and other future developments. Such purchases or sales may be made either in the open market, in private transactions or otherwise.
     Depending upon the results of its evaluation of the factors mentioned above, as well as other factors that it may consider relevant, the Fund may, at any time, decide to change its intentions with respect to its investment in the Common Stock. Except as discussed above, the Fund has no current plans or proposals which relate to or would result in the occurrence of any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in the Securities of the Issuer
     (a) The Fund beneficially owns an aggregate of 4,780,000 shares of Common Stock (the “Shares”). Originally the Fund invested $50,000 on June 17, 2008, to obtain a 26.55% membership interest in TMG. On April 6, 2009, the Shares were acquired by the Fund pursuant to an Acquisition Agreement between the Company and TMG. The Shares represent an aggregate beneficial ownership of approximately 10.84% of the Company’s total outstanding Common Stock, based on 44,100,00 shares of Common Stock outstanding following the acquisition of 100% of TMG by the Company.
     (b) The Fund has the sole power to vote and dispose of all of the Shares.
     (c) The Shares were acquired solely as a result of the acquisition on April 6, 2009, by the Company of TMG pursuant to the Acquisition Agreement.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
     No contracts, arrangements, or understandings exist between the Fund and any other person. Messrs. Rosenberg and Tichenor serve as Managing Directors of the General Partner, but they disclaim any membership as part of a group.
Item 7. Materials to be filed as Exhibits
             Not applicable.

CUSIP No.	06828L 209	Schedule 13D	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOENIX CAPITAL OPPORTUNITY FUND, LP,
a Delaware limited partnership

By:	PCOF Partners LLC, a Delaware limited liability company, as General Partner

	By:	/s/ David M. Rosenberg
David M. Rosenberg, Managing Director

	By:	/s/ Roger Tichenor
Roger Tichenor, Managing Director
Date: June 12, 2009